VIRAGEN, INC.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
(954) 233-8746
November 10, 2005
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Greg Belliston, Esq., for Jeffrey Riedler, Assistant Director Mail Stop 6010

Re:	Viragen, Inc. Preliminary Proxy Statement filed October 6, 2005 File No. 1-15823
Ladies and Gentlemen:
     We are writing to respond to the Staff’s letter dated October 11, 2005, relating to our preliminary proxy statement filed on October 6, 2005. Contemporaneously herewith, we are filing, via EDGAR, our definitive proxy statement, which includes revisions to our Preliminary Proxy Statement in response to the Staff’s comments.
     The following numbered responses correspond to the Staff’s numbered comments in its October 11, 2005 letter.
Proposal One
Terms of the Financing Transaction, page 5
     1. Please identify the four institutional investors that purchased convertible debentures and common stock purchase warrants on September 15, 2005. Also, identify the eight holders of convertible promissory notes who agreed to extend the maturity date from March 31, 2006 to August 31, 2008. Finally, disclose the potential common stock holdings of each of these twelve investors.
     Response: We note that the four institutional investors that are parties to the September 15, 2005 financing transaction are also holders of 2006 Notes, so that a total of eight investors participated in the two transactions. Our definitive proxy statement (a) identifies the four returning institutional investors that purchased convertible debentures and common stock purchase warrants on September 15, 2005, (b) identifies the eight holders of convertible promissory notes who agreed to extend the maturity date from March 31, 2006 to August 31, 2008 and (c) discloses the potential common stock holdings of each of these eight investors.

United States Securities and
Exchange Commission
November 10, 2005

Proposal Two
The Change in Authorized Shares, page 8
     2. We note you have not identified any third parties or particular transactions for issuing the additional shares, nor do you have any commitments, understandings or agreements requiring such issuance. Please state whether you have any plans to issue any of the shares for which you are seeking authorization.
Response: The preliminary proxy statement currently discloses that the “purpose of Change in Authorized Shares is to provide for (a) a sufficient number of otherwise unreserved shares in the event that all of the debentures, warrants, 2006 Notes and related warrants are converted and/or exercised by their holders and (b) authorized but unissued shares for future issuance for valid corporate purposes. The Amendment Agreements with the holders of the 2006 Notes provide that until such time as stockholder approval is obtained, Viragen’s available shares will be reserved and allocated among the holders on a pro-rata basis.”
The definitive proxy statement adds disclosure confirming that the precise number of shares that will be required to satisfy Viragen’s obligations under clause (a) is not presently determinable because of potential fluctuations in the market price for our common stock at the time of issuance. Additional disclosure is included in the definitive proxy statement confirming that (i) we may utilize newly authorized shares in connection with future financing transactions and possible business expansion, strategic acquisitions and/or other legitimate business transactions and (ii) except with respect to shares that may be necessary to satisfy our obligations under clause (a), we have not identified any third parties or particular transactions for issuing the additional shares, we are not a party to any commitment, understanding or agreement to do so and no such transactions are presently contemplated.
     Following the filing of our preliminary proxy statement and clearance of Staff comments relating thereto, we determined to convert the special meeting of stockholders contemplated by the preliminary proxy statement into an annual meeting. At the annual meeting, in addition to the proposals included in our preliminary proxy statement, we will elect two class B directors and ratify the appointment of our independent registered public accountants. Our definitive proxy statement has been revised to reflect that the meeting will be an annual meeting and to include proposals relating to these two additional items. Since we have cleared Staff comments relating to the proposals described in our preliminary proxy statement, and since Rule 14a-6 provides that a preliminary proxy statement is not required to be filed with respect to the two proposals that have been added to the definitive proxy statement (the election of directors and ratification of independent registered public accountants), no additional preliminary proxy statement has been filed to reflect the two additional proposals.

United States Securities and
Exchange Commission
November 10, 2005

     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,
/s/ Dennis W. Healey
Dennis W. Healey
Executive Vice President and Chief Financial Officer